sappi	Sappi Limited

03 April 2012	Corporate Accounting (Reg. no. 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel +27 (0)11 407 8111 Fax +27 (0)11 403 8854 www.sappi.com

Mr. Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Dear Mr. Skinner

Form 20-F, for the fiscal year ended October 2, 2011, Filed December 15, 2011
File No. 001-14872
Response to the Securities and Exchange Commission letter dated March 22, 2012

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated March 22, 2012, with respect to the Company’s Form 20-F for the fiscal year ended October 2, 2011.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC staff comment letter.

Comment No. 1

SEC Staff Comments

Note 3 – Segment Information, Page F-24

1.
Disclosure on page 20 of your annual report identifies various products you produce and sell, including coated paper, uncoated paper, specialty paper, packaging paper, newsprint, uncoated mechanical paper, coated mechanical paper, pulp paper, chemical cellulose and timber products.   In view of your activity with respect to these different products, explain to us how you have considered the disclosure requirements of IFRS 8, paragraph 32.

Directors: Dr D C Cronjé (Chairman), Messrs R J Boëttger (Chief Executive Officer), G P F Beurskens (Dutch),M A Fallon (UK),
N P Mageza, J D McKenzie, M V Moosa and M R Thompson, Drs D Konar and R Thummer (Austria), Mses K R Osar (USA)
and B Radebe, Prof M Feldberg (USA), Sir A N R Rudd (UK)
Sappi Limited (Reg No 1936/008963/06)
Secretaries Sappi Southern Africa (Pty) Ltd (Reg No 1951/003180/07)

sappi

Company’s Response to Comment 1

Segment information on revenues from external customers for each group of similar products and services was disclosed in Item 4 – Information on the Company – Sappi Fine Paper and – Sappi Southern Africa on pages 28, 29 and 35 in the Company’s Annual Report on Form 20-F.  The Company acknowledges that this information was omitted from the segment information footnote on page F-24.  This disclosure will be included in future filings within the segment information footnote in the F-pages.

Comment No. 2

SEC Staff Comments

Note 26 – Contingent Liabilities, page F-62

2.
We note the discussion of various lawsuits and administrative proceedings, and the disclosure indicating that “they are not expected to have a material effect” on your consolidated financial position, results of operations or cash flows.   If you have concluded that the possibility of a material outflow in connection with these matters is remote, confirm that to us.   Otherwise, explain to us how you have considered the disclosure requirements of IAS 37, paragraph 86.

Company’s Response to Comment 2

The Company confirms that, with the exception of its lawsuits and administrative proceedings for which a provision has been recorded in footnote 22 on page F-56, the possibility of a material outflow of resources in connection with the lawsuits and administrative proceedings referred to within the Contingent Liabilities footnote 26 on page F-62 is considered to be remote.  The Company therefore concluded that the disclosure requirements of IAS 37, paragraph 86, were not relevant.   In future filings the Company will ensure that the disclosure included in this footnote is clear in this regard.

The Company also considered additional disclosure regarding those amounts relating to lawsuits and administrative proceedings that were provided for, as set out in the Provisions footnote, page F-56, but concluded that these amounts were immaterial.  Consequently no description of the nature of the obligation was given.

If you would like to discuss any of the Company’s responses to the comments, please contact the undersigned.

In addition to addressing the above SEC staff comments, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F.   We further acknowledge that, the SEC staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

sappi

Yours faithfully,

By:     /s/ Mr. Mark Thompson

Mr. Mark Thompson
Chief Financial Officer
Sappi Limited

Direct telephone number + 27 11 407 8311,   direct fax number + 27 11 403 8854
E-mail  SappiCorpFinance@sappi.com

Copy to:

Mr. Roeloff Boëttger
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Laurence Newman
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. George Stephanakis
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London
EC2Y 9HR
United Kingdom

Mr. Roy Campbell
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa